Exhibit 99.2

GCL Subsidiary’s Offer for Ban Leong Technologies Declared Unconditional in all Respects

SINGAPORE – May 27, 2025 - GCL Global Holdings Ltd. (NASDAQ: GCL) (“GCL” or the “Company”) is a leading provider of games and entertainment and the indirect parent company of Epicsoft Asia Pte. Ltd. (the “Offeror”), the bidder seeking to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (SGX: B26) (“Ban Leong”), excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (the “Offer”). The Offeror today announced that the total number of Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it (including by way of valid acceptances of the Offer) represent approximately 50.90% of the total number of Shares as of May 27, 2025, and accordingly, the Offer has become unconditional as to acceptances and is hereby declared unconditional in all respects.

If the Offeror acquires 90% or more of the total number of Shares (whether through valid acceptances pursuant to the Offer or otherwise), the Offeror will be entitled to exercise its right under Section 215(1) of the Companies Act 1967 of Singapore to compulsorily acquire all the Shares from shareholders of Ban Leong (“Shareholders”) who have not accepted the Offer at a price equal to the offer price of S$0.6029. The Offeror will then proceed to delist Ban Leong from the Singapore Exchange Securities Trading Limited, if the minimum free float requirement is not met.

Shareholders who wish to accept the Offer should submit the relevant acceptance form(s) by the close of the Offer at 5:30 p.m. (Singapore time) on July 2, 2025 (or such later date(s) as may be announced from time to time by the Offeror). Further details of the procedures for acceptance of the Offer are set out in Appendix 2 to the Offer Document dated May 21, 2025.

This press release should be read in conjunction with the full text of the announcement filed by the Company on a Form 6-K, on May 27, 2025, available on the Securities and Exchange Commission (“SEC”) website at www.sec.gov.

No Offer or Solicitation

This news release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About GCL Global Holdings Ltd.

GCL Global Holdings Ltd. leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About GCL Global Pte. Ltd. (“GGPL”)

GCL Global Pte. Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market. It is an indirect wholly-owned subsidiary of GCL Global Holdings Ltd.

About Epicsoft Asia Pte. Ltd.

Epicsoft Asia Pte. Ltd. (“Epicsoft Asia”), a wholly-owned subsidiary of GCL Global Pte. Ltd., is a premier distributor of interactive entertainment software. With a robust network and a proven track record of successful game launches, Epicsoft Asia is dedicated to bringing premier gaming experiences to players across Taiwan, Hong Kong, and Southeast Asia.

About Ban Leong Technologies Limited

Ban Leong Technologies was incorporated in Singapore on 18 June 1993 and was listed on the Main Board of the Singapore Stock Exchange on 23 June 2005. The principal activities of the company and its subsidiaries are the wholesale and distribution of computer peripherals, accessories and other multimedia products. It distributes a wide range of technology products, with key segments that include IT accessories, gaming, multimedia, smart technology and commercial products. The company is headquartered in Singapore with regional offices in Malaysia and Thailand.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Directors’ Responsibility Statement pursuant to the Singapore Code on Take-overs and Mergers

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of the preparation of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that there are no other material facts not contained in this press release, the omission of which would make any statement in this press release misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from Ban Leong (including without limitation, relating to Ban Leong and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

3